SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number: 001-31225
EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2007 and 2006
and Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the ones listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Retirement Savings Plan for Salaried Employees
and the EnPro Industries, Inc. Benefits Committee:
We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) as of and for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Greer & Walker, LLP
Charlotte, North Carolina
June 27, 2008

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Investments, at fair value (see Note 3)	$145,762,142	$136,332,952

Receivables:
Participant contributions	—	205,972
Employer contributions	7,823	156,790

Total	7,823	362,762

Accrued income and other	59,055	58,524

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	145,829,020	136,754,238

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(55,247)	250,558

NET ASSETS AVAILABLE FOR BENEFITS	$145,773,773	$137,004,796

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Additions to net assets attributed to:
Net appreciation (depreciation):
Net appreciation (depreciation) in investments	$(1,482,901)	$9,519,475
Interest and dividend income	8,754,402	5,346,223

Net appreciation in investments	7,271,501	14,865,698

Contributions:
Participants	6,646,574	6,278,567
Employer	4,916,045	4,009,461
Rollovers	681,196	982,517

Total contributions	12,243,815	11,270,545

Total additions	19,515,316	26,136,243

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	10,778,644	9,936,948
Fees and commissions	76,033	89,269

Total deductions	10,854,677	10,026,217

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,660,639	16,110,026

TRANSFER OF ASSETS	108,338	154,664

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	137,004,796	120,740,106

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$145,773,773	$137,004,796

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Salaried Employees of EnPro Industries, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, salaried employees of the Company as defined by the Plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Salaried Trust — The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Salaried Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions — Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches 100% of employee contributions up to 6% of base pay per payroll period. The Company also elected to contribute an additional 2% contribution for employees hired after January 1, 2006. Effective January 1, 2007, the Company also elected to contribute an additional 2% contribution for employees who were less than the designated age specified in the pension plan document or who opted out of the pension plan. Effective June 1, 2007, the Company amended the Plan to add a Roth feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options — Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants may direct their contributions into one or more mutual funds, a money market fund and a self-directed brokerage account.
Vesting — Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in an additional 2% Company contribution for employees who do not participate in the pension plan is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% contribution becomes 100% vested after three years of service.
Distributions — Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participants’ vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.
Participant Loans — Participants may borrow from their account balances with interest charged at a rate equal to the “prime rate” plus 1%, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. The loans are secured by the balance in the participants’ account. Principal and interest are paid ratably through payroll deductions. Participants may only take out one loan during any 12 month period and may only have two loans outstanding at any time. As of December 31, 2007 and 2006, the Plan had loans receivable from participants with principal balances totaling $2,736,801 and $2,858,678, respectively, which are included with investments in the accompanying Statements of Net Assets Available for Benefits.
Participant Investment Rollovers — Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition — At December 31, 2007 and 2006, the Plan’s investments were held in the Salaried Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Salaried Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of EnPro’s common stock. The net appreciation in the fair value of investments includes realized and unrealized gains and losses on the fair value of investments held by the Plan. Loans to participants are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on a settlement date basis. Interest income is accrued as it is earned and dividends are recorded as of the ex-dividend date. The Plan’s interest in the collective trust is valued based on information reported by Schwab using the audited financial statements of the collective trust as of year end.
As described in Financial Accounting Standards Board Staff Position, FSP, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contacts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments.
The change in net unrealized appreciation/depreciation of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net investment income/loss reported in the accompanying Statements of Changes in Net Assets Available for Benefits.
Contributions — Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.
Distributions — Distributions are recorded when paid. As of December 31, 2006, amounts allocated to participants electing to withdraw from the Plan but who have not received payments as of yet, totaled $2,693. There were no such amounts as of December 31, 2007.
Expenses — Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting are paid from Plan, assets and deducted from participant accounts in accordance with the plan document.

New Accounting Standard — In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.
3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab. All investment information disclosed in the accompanying financial statements and supplemental schedules, including investments held, and net investment income and interest and dividends, was obtained or derived from information supplied to the plan administrator by Schwab for the years ended December 31, 2007 and 2006.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Schwab Stable Value Fund	$20,516,988	$19,324,287
Dodge & Cox Stock Fund	13,956,925	15,951,816
JP Morgan Mid Cap Value	*	7,093,790
Laudus International Market Masters	*	11,099,504
Laudus International Market Masters Select	14,272,913	*
Oppenheimer Main St A	14,419,820	15,521,809
PIMCO Total Return	15,282,914	12,388,155
Schwab Institutional Select S&P 500	8,331,801	8,517,461
Growth Fund of America A	7,407,429	*
T Rowe Price Mid-Cap Growth	8,308,471	*

*	Does not represent 5% or more of the Plan’s net assets available in each investment for respective year.
Net appreciation(depreciation) in investments for the years ended December 31, 2007 and 2006 for the Salaried Trust is as follows:

	2007	2006
Interest and dividends	$8,754,402	$5,346,223
Net appreciation (depreciation) of common stock	(374,094)	1,712,912
Net appreciation of common/collective trusts	1,369,425	1,745,942
Net appreciation (depreciation) of registered investment co’s	(2,478,232)	6,051,621

Net appreciation in investments	$7,271,501	$14,865,698

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

5.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.	PROHIBITED TRANSACTION

During the Plan year ended December 31, 2006, employee withholdings in the amount of $3,461 were not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company is aware of the occurrence and has taken steps to correct the situation, and has further implemented procedures to ensure that all future withholdings are remitted within the prescribed time period. This amount was reported on the 2006 supplemental schedule of delinquent contributions and was corrected in 2007.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the accompanying financial statements at fair value		$136,754,238
Net assets available for benefits per the accompanying financial statements at contract value	$145,773,773
Adjustment from fair value to contract value for fully benefit responsive investment contracts	55,247	250,558
Rounding	(1)

Net assets available for benefits per the Form 5500	$145,829,019	$137,004,796

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Change in net assets available for benefits per the accompanying financial statements including transfers	$8,768,977	$16,264,690
Other	2,155
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(55,247)

Change in net assets available for benefits per the Form 5500	$8,715,885	$16,264,690

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2007
EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date	Current
interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value
	Cash	N/A	$(404)
*	Schwab U.S. Treasury Money Fund	Money Market	16,514
*	EnPro Company Stock Fund	Common Stock	4,963,415
*	Schwab Stable Value Fund	Common/collective trust	20,516,988
*	Schwab Managed Retirement 2010 CL III	Common/collective trust	2,994,695
*	Schwab Managed Retirement 2020 CL III	Common/collective trust	3,594,729
*	Schwab Managed Retirement 2030 CL III	Common/collective trust	3,644,901
*	Schwab Managed Retirement 2040 CL III	Common/collective trust	1,986,306
*	Schwab Managed Retirement 2050 CL III	Common/collective trust	12,835
*	Schwab Managed Retirement Income III	Common/collective trust	10,648
	Personal Choice Retirement Account	Other	4,668,150
	American Beacon Small Cap Value Plan	Registered investment company	4,868,571
	Dodge & Cox Stock Fund	Registered investment company	13,956,925
	Growth Fund of America A	Registered investment company	7,407,429
	JP Morgan Mid Cap Value	Registered investment company	6,329,138
	Laudus International Market Master Select	Registered investment company	14,272,913
	Oppenheimer Main St A	Registered investment company	14,419,820
	PIMCO Total Return	Registered investment company	15,282,914
*	Schwab Institutional Select S&P 500	Registered investment company	8,331,801
	T Rowe Price Mid-Cap Growth	Registered investment company	8,308,471
	Van Kampen Equity and Income	Registered investment company	6,011,397
	Vanguard Explorer	Registered investment company	1,427,185

*	Participant loans	Interest rates ranging from 5.25% to 10.50%	2,736,801

			$145,762,142

*	Party-in-interest transaction, not a prohibited transaction.
See report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

By:	ENPRO INDUSTRIES, INC., Plan Administrator

	By:	/s/ Robert McKinney

Robert McKinney
Vice President, Human Resources
Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Greer & Walker, LLP